P.E. 2/1/02

02016068

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2002.

MICROMEM TECHNOLOGIES INC.

777 Bay Street, Suite 1910, Toronto, On M5G 2E4

[Indicate by checkmark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ________ Form 40-F ___x_____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___x_____

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROMEM TECHNOLOGIES INC.

Date: February15, 2002

By ____________________
Name: Manoj Pundit
Title: Executive Vice-President/General Counsel

MICROMEM TECHNOLOGIES INC.

777 Bay Street, Suite 1910, Toronto, Ontario, Canada M5G-2E4
Tel: (416) 364-6513 Fax: (416) 360-4034

Mr. Salvatore Fuda

Listing: OTC-Bulletin Board – Symbol: "MMTIF"
Shares issued: 45,935,348 (as of February 15, 2002)
SEC File No: 0-26005

Toronto, Ontario: February 15, 2002 – Micromem announces that due to health reasons Mr. Salvatore Fuda will be stepping down as President and CEO of Micromem Technologies. Mr. Fuda will remain as Chairman of the company. The Board of Directors has appointed Mr. Joseph Fuda to assume the roles of President and CEO until the next shareholder meeting.

Information

For shareholder information, please contact Mr. Rick Molinari at tel. 1-877-388-8930. For information about Micromem please visit our web-site at: www.micromeminc.com.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties which may cause the Company's actual results in future periods to differ materially from those expressed. These uncertainties and risks include changing consumer preferences, lack of success of new products, loss of the Company's customers, competition and other factors discussed from time to time in the Company's filings with the Securities & Exchange Commission.

No securities regulatory authority has approved or disapproved of this news release.

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